 September 20, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Parhaum J. Hamidi, Special Counsel
Mara L. Ransom

Re:	iGambit, Inc.
Information Statement on Schedule 14(c)
Filed August 9, 2018
File No. 0-53862

Dear Mr. Hamidi:

On behalf of iGambit, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the Schedule 14(c) filing as transmitted by a letter dated September 4, 2018 (the “Comment Letter”) to John Salerno, Chief Executive Officer of the Company and an additional oral discussion with Mr. Hamidi on September 20, 2018. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s response to Item 1. of the Comment Letter. An amended filing to the preliminary Schedule 14(c) Filing (the “Amended 14(c) Filing”) reflecting changes in response to your comments is being filed via the Commission’s EDGAR system.

General

1.	In your Form 8-K filed August 6, 2018, you state that your designation and subsequent issuance of Series A Preferred Stock to CEO John Salerno on August 2, 2018 “gives him effective control over [your] affairs.” Please amend this Form 8-K to provide the disclosure required by Item 5.01 of Form 8-K for a change in control, and also revise the instant information statement to provide the disclosure required by Item 6(e) of Schedule 14A.

Response: We provided Item 6(e) disclosure of Schedule 14A. in an Amended 14(c) Filing. A marked courtesy copy has been sent to Mr. Hamidi.

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Please feel free to contact the undersigned at 954-991-5426 with any questions.

Very truly yours,

/s/ Joel D. Mayersohn